[Pinnacle Entertainment Letterhead]

July 11, 2005

VIA EDGAR & FEDEX

Mr. Michael Fay

Branch Chief Accountant

U.S. Securities and Exchange Commission

Commission Mail Room

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinnacle Entertainment, Inc.

Form 10-K for the year ended December 31, 2004

File No. 1-13641

Filed March 16, 2005

Dear Mr. Fay:

This letter is in response to the comment letter dated June 17, 2005 (the “Comment Letter”) received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Form 10-K for the year ended December 31, 2004 of Pinnacle Entertainment, Inc. (the “Company”). The numbered paragraphs and headings below correspond to the numbering and headings set forth in the Comment Letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.

Form 10-K for the year ended December 31, 2004

Note 8 – Lease Obligations, page 72

1.	It is our understanding based on our conversation with you on June 15, 2005 that management, in conjunction with Deloitte, expects to under take a review of company accounting policies with respect to allocation of lease expense during a construction period. Please provide a summary of your new accounting policy and when you anticipate implementation of the new policy. It is our understanding that your properties in Missouri would be impacted by the implementation of a new policy.

Mr. Michael Fay

July 11, 2005

Response:

The Company has decided to establish a new accounting policy of capitalizing construction period lease expense. The Company can confirm that it has no previously established policy regarding capitalization of construction period lease expense. The Company will disclose this new capitalization policy in its quarterly report on Form 10-Q for the quarter ended June 30, 2005. In addition, in that same Form 10-Q the Company will, on an informational basis, quantify the balance sheet impact as of the end of 2003 and 2004 with respect to the L’Auberge construction period lease expense had the capitalization policy been in effect in the years then ended. The Company notes that the Financial Accounting Standards Board is reviewing the capitalization of construction period rental costs. The Company will continue to monitor these accounting developments in its lease accounting.

The Company’s capitalization policy will apply to the allocation of construction period lease costs with respect to the St. Louis county lease and development agreement. As explained in the Company’s response letter dated May 24, 2005, the Company is comfortable that, for lease accounting purposes, the earliest point in time at which the Company could be said to have gained possession and control of the St. Louis county property would be on the “Commission Acceptance Date” which occurred on May 25, 2005. At that point in time, the Missouri Gaming Commission approved the Company’s preliminary site plan and permanent docking plan for the property. From that time until September 2005, the Company’s only right with respect to access to the property is to enter the property to assess the property’s environmental condition of the property and conduct the other due diligence with respect to the property. The Company has no right to commence construction of the resort facility until additional approvals are obtained from St. Louis county. Accordingly, the Company is continuing to review the point in time at which lease inception commences and where possession and control under the St. Louis county lease will have passed to the Company.

2.	Please quantify the income statement impact to future periods if you had capitalized lease expense for L’Auberge. In this regard, we would anticipate a difference in future periods for amounts treated as depreciation expense rather than lease expense. As part of your analysis, also provide your assessment of when possession and control effectively passed to you for the L’Auberge property. We have read your Ground Lease Agreement related to L’Auberge and it would appear that control passed to you early in the project due to the following factors:

•	The lease was with the state of Louisiana;

•	The lease agreement states that you (the tenant) have “obtained all licenses, permits and approvals from the Louisiana Riverboat Gaming Commission” and other applicable state regulators necessary to operate a casino on such property;

•	and the state of Louisiana had a vested interest in ensuring the success of the project due to the creation of employment opportunities in the state.

Mr. Michael Fay

July 11, 2005

For guidance in preparing your analysis, refer to EITF 01-8.

Response:

The Company can confirm that, had the Company concluded that the appropriate lease accounting policy with respect to L’Auberge was to recognize lease cost from inception of the lease to the date construction was completed and the property licensed and opened, the Company would have elected to capitalize such lease costs and would have allocated them to the building asset class. In that case, depreciation of such amount would have commenced in June 2005 following the May 26, 2005 completion of construction and opening of the property. Under that accounting treatment, as shown below, there would have been no impact on the 2003, 2004 or first quarter 2005 income statements and the impact on the balance sheets as of December 31, 2003, December 31, 2004 and March 31, 2005 would have been insignificant. Accordingly, as mentioned in our June 15, 2005 conference call, the Company has decided not to devote additional resources in pursuing the question of the point in time lease inception commenced and when possession and control passed to the Company under the L’Auberge lease.

Had the Company capitalized construction period lease costs for L’Auberge from the time groundbreaking began (the earliest possible time the Company could be deemed to have possession and control), the total amount capitalized would have been approximately $1.4 million, which is less than 1/10th of 1% of the Company’s total assets at March 31, 2005 and is therefore immaterial.

The following is a computation of such estimated amount and the associated income statement impact in future periods resulting from such hypothetical capitalization:

Assumptions:

Annual rent escalation is defined by CPI and therefore not determinable. Therefore base rent of $835,600/year would have been used for the straight-line rent analysis.

Contractual lease term is 70 years - initial lease term of 10 years, plus six 10-year renewal periods.

Earliest commencement of rent obligation, and therefore capitalization, would have been September 1, 2003, concurrent with commencement of construction activity.

Capitalized lease obligation would have been depreciated consistent with the building and therefore depreciated over 35 years.

Depreciation expense would have commenced June 1, 2005, consistent with L’Auberge opening on May 26, 2005.

Mr. Michael Fay

July 11, 2005

Pro Forma P/L Impact
Contractual base rent	$835,600
Multiplied by: Contractual lease term (years)	x 70

Contractual lease obligation	$58,492,000
Divided by: Contractual lease term + construction period (years)	÷ 71.75

Straight-line lease expense over extended term	$815,220
Multiplied by: Capitalization period (years)	x 1.75

Capitalized amount during construction	$1,426,634
Divided by: Depreciable life of capitalized lease obligation (years)	÷ 35

Incremental annual depreciation	$40,761
Plus: Annual straight-line lease expense	$815,220

Cumulative annual lease and depreciation costs	$855,980
Less: Contractual base rent	$(835,600)

Pre-tax incremental expense (1)	$20,380

Notes

(1)	Such pre-tax annual incremental expense would exist for 35 years, at which time there would be savings for the remaining 35 years of the lease term.

Accordingly, had this capitalization policy been adopted with respect to L’Auberge, the additional amount of pre-tax expense associated with the lease (consisting of depreciation expense and lease expense) over and above the cash lease payments would be approximately $20,380 per year for the period corresponding to the estimated life of the building. If, on the other hand, the contractual lease term is assumed to be no longer than the estimated life of the building (35 years), then there would be virtually no difference on an annual basis. Clearly, these amounts are immaterial.

With respect to the portion of the comment requesting an analysis of when possession and control of the L’Auberge property passed to the Company, as we stated above, in light of the immateriality of the accounting impact if possession and control were deemed to have passed early on, the Company and Deloitte & Touche LLP (“Deloitte”) have not made, and do not intend to make, a definitive determination as to when that point in time occurred.

3.	In future filings, please provide disclosure of events that could cause you to surrender the L’Auberge property to the lessor under the terms stipulated in the Ground Lease Agreement. As applicable, you should provide any necessary disclosures for any other properties you have under similar development arrangements. Provide your intended disclosure.

Mr. Michael Fay

July 11, 2005

Response:

The Company acknowledges the Staff’s comment, but, after considering the following, the Company respectfully submits that the Company’s existing disclosure is adequate. Many of the lease termination provisions are customary termination provisions found in ground leases. To the extent that a lease may be terminable if the Company’s gaming license were revoked or not renewed, the real risk to the Company is the revocation or non-renewal of the gaming license. (In such a case, the Company would continue to own the building and other improvements on the leased property.) The risk of losing a gaming license, which is part and parcel of operating in a highly-regulated industry, is adequately disclosed already.

In the Company’s periodic reports, the Company has disclosed that the issuance of the gaming license for L’Auberge was subject to continued compliance with the conditions imposed on the Company by the Louisiana Gaming Control Board. The Company has disclosed a similar risk with respect to the St. Louis projects. Indeed, one of the cautionary statements in the forward looking statement disclaimer in the Company’s Form 10-K states “the Company could lose its right to develop L’Auberge, and the right to pursue the St. Louis City and County projects, if it fails to meet the conditions imposed by the Louisiana and Missouri Gaming regulators, respectively.”

Once a new project is opened, the risk of losing the project relates to a failure to renew, or the revocation of, a gaming license. The Company’s periodic reports make clear that the Company is dependent upon obtaining and maintaining gaming licenses. See the Company’s Form 10-K, Item 1 Business (including, in particular, the “Business Strategy and Competitive Strengths” and “Governmental Regulation and Gaming Issues” subsections), Item 7 MD&A – Forward Looking Statements and Risk Factors, and Exhibits 99.1 (Government Regulation and Gaming Issues) and 99.2 (Risk Factors).

Accordingly, the Company believes that the risks of operating in a regulated industry are already adequately disclosed and that additional risks associated with a default of a property lease are ordinary business risks for which additional disclosure is not required.

*     *     *     *     *     *

If you have any questions concerning the foregoing, please contact the undersigned at (702) 784-7777.

Sincerely,

/s/ Stephen H. Capp
Stephen H. Capp
Executive Vice President and Chief Financial Officer

Mr. Michael Fay

July 11, 2005

Copies to:

Tracie Northan

U.S. Securities and Exchange Commission

Commission Mail Room

100 F Street, N.E.

(Via Fax and FedEx)

James Campbell

U.S. Securities and Exchange Commission

Commission Mail Room

100 F Street, N.E.

Washington, D.C. 20549